1934 ACT FILE NO. 001-14714

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of July 2016

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited

Date July 22, 2016	By /s/ Zhang Baocai
	Name:	Zhang Baocai
	Title:	Director

Certain statements contained in this announcement may be regarded as forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks and uncertainties is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

YANZHOU COAL MINING COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

DISCLOSEABLE TRANSACTION

ESTABLISHMENT OF JOINT VENTURE

THE JV AGREEMENT

On 22 July 2016, the Company entered into the JV Agreement with Duanxin Investment, a wholly-owned subsidiary of the Company, and Great Wall Securities in relation to, among other things, capital commitment to the Joint Venture.

Given that the General Partner, which is a wholly-owned subsidiary of the Company, has the exclusive right to exercise management and control of the Joint Venture, after establishment of the Joint Venture, the Joint Venture will become a subsidiary of the Company and its results would be consolidated into the Group’s financial statements.

IMPLICATIONS OF HONG KONG LISTING RULES

As the highest applicable percentage ratio set out in the Hong Kong Listing Rules in respect of the establishment of the Joint Venture exceeds 5% but is less than 25%, such transaction constitutes a discloseable transaction of the Company under Chapter 14 of the Hong Kong Listing Rules and is subject to reporting and announcement requirements under the Hong Kong Listing Rules.

On 22 July 2016, the Company entered into the JV Agreement with Duanxin Investment, a wholly-owned subsidiary of the Company, and Great Wall Securities in relation to, among other things, capital commitment to the Joint Venture. The principal terms of the JV Agreement are as follows:

THE JV AGREEMENT

Date:	22 July 2016

Parties:	(1)	the Company and Great Wall Securities as the Limited Partners; and

	(2)	Duanxin Investment as the General Partner.

To the best of the Directors’ knowledge, information and belief and having made all reasonable enquiries, as at the date of this announcement, Great Wall Securities and its ultimate beneficial owners are third parties independent of the Company and its connected persons.

Scope of the Joint Venture:

Business:

Financial management consultation, enterprise asset management consultation, commercial consultation, exhibition and conference services, and consultation and investigation of market information.

Investment:

External investment with its own fund (including issuing entrusted loans and trust loans to the target companies, purchasing single trust schemes of which the target company are beneficiaries, investing in equity interests in the target company and purchasing principal-guaranteed products such as structured deposits with idle capital ).

Establishment of the Joint Venture:	The Partners agreed and undertook to sign all the documents and fulfil all the procedures that are necessary for the registration of the Joint Venture. The date of establishment of Joint Venture shall be the date on which the Joint Venture obtains its business license.

Term of Operation:	6 years, alternatively, the Joint Venture can be liquidated with consensus of all Partners.

Liability:	Liability of Duanxin Investment under the Joint Venture is unlimited and liability of Great Wall Securities and the Company under the Joint Venture is limited.

Capital Contribution:	(1)	RMB1,000,000,000 to be contributed by the Company, representing 20% of the interests in the Joint Venture;

	(2)	RMB3,000,000,000 to be contributed by Great Wall Securities, representing 60% of the interests in the Joint Venture; and

	(3)	RMB1,000,000,000 to be contributed by Duanxin Investment, representing 20% of the interests in the Joint Venture.

The aforesaid contribution amounts are determined after arm’s length negotiation between the parties and with reference to the initial funding needs of the Joint Venture.
Payment of Capital Contribution:	Pursuant to the JV Agreement, after the establishment of the Joint Venture, (i) each of the Limited Partners shall pay its respective investment contributions by multiple instalments upon the serving of a notice of payment by the General Partner and (ii) the General Partner shall elect to pay its investment contribution in a lump sum or by instalment at its discretion.

The aforesaid investment amounts shall be paid to the Joint Venture by way of cash by 30 June 2017.

Management of the Joint Venture:	The General Partner has the exclusive right of management, control, operation and determination of the Joint Venture and its investment business and other activities, provided that expenditure relating to remuneration of the management and other daily operating expenses shall not exceed RMB500,000 per year. The General Partner is entitled to a management fee of 0.1% of the total paid capital of the Joint Venture each year.

The Limited Partners shall not carry out any business for the Joint Venture, represent the Joint Venture, conduct transactions and business in the name of the Joint Venture, sign documents on behalf of the Joint Venture or take any actions that would in any way restrict the business of the Joint Venture.

Distribution of Profits:	The profits of the Joint Venture shall be distributed according to the following priority:

	(1)	firstly to Great Wall Securities, up to its expected return as detailed in the JV Agreement;

	(2)	secondly to the Company, up to its expected return as detailed in the JV Agreement; and

	(3)	the remaining balance to Duanxin Investment.

Other Major Terms:	The participation of Great Wall Securities in the Joint Venture is subject to No.1 Designated Assets Management Plan of Pucheng Jinan (or such other name as recorded with the regulatory authorities) being established successfully and in operation as agreed. Otherwise, Great Wall Securities will automatically withdraw as a limited partner from the Joint Venture and each of the Partners as well as the Joint Venture will waive any rights it may have against Great Wall Securities and Great Wall Securities will not be liable for any breach under the JV Agreement.

As no capital has been contributed to the Joint Venture prior to the signing of the JV Agreement, the Joint Venture did not have any assets or business and has not generated any revenue prior to the signing of the JV Agreement.

Given that the General Partner, which is a wholly-owned subsidiary of the Company, has the exclusive right to exercise management and control of the Joint Venture, after establishment of the Joint Venture, the Joint Venture will become a subsidiary of the Company and its results would be consolidated into the Group’s financial statements.

SOURCE OF FUNDING FOR THE CAPITAL CONTRIBUTION TO THE JOINT VENTURE

The total capital contribution of RMB2,000,000,000 by the Group, including RMB 1,000,000,000 to be contributed by the Company and RMB1,000,000,000 to be contributed by Duanxin Investment, will be satisfied by its own fund.

INFORMATION OF THE PARTIES TO THE JV AGREEMENT

The Company

The Company is principally engaged in the business of mining, preparation, processing and sales of coal and coal chemicals. The Company’s main products are steam coal for use in large-scale power plants, coking coal for metallurgical production and prime quality low sulphur coal for use in pulverized coal injection.

Great Wall Securities

Great Wall Securities is principally engaged in securities brokerage, asset management. securities underwriting and sponsor and financial consultation, a comprehensive securities company as approved by China Securities Regulatory Commission.

Duanxin Investment

Duanxin Investment is principally engaged in investment and assets management.

REASONS FOR AND BENEFITS OF THE ESTABLISHMENT OF JOINT VENTURE

The investment in the Joint Venture will enable the Company to join forces with external investors to invest in the promising projects selected by it, lessen the capital pressure on the Company for investment projects and enable it to enjoy the prospective returns on its investment in the Joint Venture.

As such, the Directors consider that the terms of the JV Agreement are on normal commercial terms, fair and reasonable and are in the interests of the Company and the Shareholders as a whole.

IMPLICATIONS OF HONG KONG LISTING RULES

As the highest applicable percentage ratio set out in the Hong Kong Listing Rules in respect of the establishment of the Joint Venture exceeds 5% but is less than 25%, such transaction constitutes a discloseable transaction of the Company under Chapter 14 of the Hong Kong Listing Rules and is subject to reporting and announcement requirements under the Hong Kong Listing Rules.

DEFINITIONS

In this announcement, unless the context requires otherwise, the following terms have the meaning set out below:

“A Shares”	domestic shares in the ordinary share capital of the Company, with a nominal value of RMB1.00 each, which are listed on the Shanghai Stock Exchange;

“Company”	, Yanzhou Coal Mining Company Limited, a joint stock limited company incorporated in the PRC and the H Shares, American depositary shares and A Shares of which are listed on the Hong Kong Stock Exchange, New York Stock Exchange and the Shanghai Stock Exchange, respectively;

“connected person(s)”	has the meaning ascribed thereto under the Hong Kong Listing Rules;

“Directors”	the directors of the Company;

“Duanxin Investment”	Duanxin Investment Holding (Beijing) Co., Ltd. ( ( ) ), a limited liability company incorporated in the PRC and a wholly-owned subsidiary of the Company;

“General Partner”	Duanxin Investment;

“Great Wall Securities”	Great Wall Securities Company Limited ( ), a limited liability company incorporated in the PRC;

“Group”	the Company and its subsidiaries;

“H Shares”	overseas listed foreign invested shares in the ordinary share capital of the Company with a nominal value of RMB1.00 each, which are listed on the Hong Kong Stock Exchange;

“Hong Kong Listing Rules”	the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange;

“Hong Kong Stock Exchange”	The Stock Exchange of Hong Kong Limited;

“Joint Venture”	Jinan Duanxin Mingli Financial Consultation Partnership (Limited Partnership)*, a partnership with registered capital of RMB5,000,000,000 in the PRC;

“JV Agreement”	the Joint Venture Agreement in relation to, among other things, capital commitment to the Joint Venture dated 22 July 2016 entered into between the Company, Duanxin Investment and Great Wall Securities;

“Limited Partners”	the Company and Great Wall Securities;

“Partners”	the General Partners and the Limited Partners;

“PRC”	the People’s Republic of China;

“RMB”	Renminbi, the lawful currency of the PRC;

“Shareholders”	the holders of shares of the Company; and

“%”	percent.

*	For identification purpose only

By order of the board of directors
Yanzhou Coal Mining Company Limited
Li Xiyong
Chairman of the Board

Zoucheng, Shandong Province, the PRC

22 July 2016

As at the date of this announcement, the Directors are Mr. Li Xiyong, Mr. Li Wei, Mr. Wu Xiangqian, Mr. Wu Yuxiang, Mr. Zhao Qingchun, Mr. Guo Dechun and Mr. Guo Jun, and the independent non-executive Directors are Mr. Wang Li Jie, Mr. Jia Shaohua, Mr. Wang Xiaojun and Mr. Qi Anbang.

About the Company

For more information, please contact:

Yanzhou Coal Mining Company Limited

Zhang Baocai, Director

Tel: +86 537 538 3310

Address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC